1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

July 30, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-07-09

QUATERRA RECEIVES NOTICE THAT FREEPORT-MCMORAN EXPLORATION
CORPORATION WILL EXTEND EARN-IN OPTION AT TINTIC COPPER PROJECT

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”) today announced it has received notification from Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“FMEC”), that it will extend its earn-in option at the Company’s Southwest Tintic copper project in Utah. The notice commits FMEC to make a US$275,000 property payment and 2009 claim maintenance fees on behalf of the Company. FMEC has an option to earn a 70 per cent interest by making staged payments totalling US$4.725 million over a four year period, including a minimum expenditure of US$750,000 by August 29, 2010.

FMEC recently completed a seven-line, 37.2 kilometer magnetotelluric/induced polarization (MT/IP) ground geophysical survey at the Tintic property. The survey was performed by Quantec Geophysical Limited using its Titan 24 deep penetrating geophysical system.

Upon FMEC earning a 70% interest in the Tintic project, both parties have agreed to joint venture the further exploration and, if warranted, development of the Project on a 70/30 basis with FMEC either funding Quaterra’s share of costs through the delivery of a bankable feasibility study or converting its interest to a 1% net smelter return royalty if it determines not to deliver such a feasibility study. The joint venture will be on standard terms including dilution for failure to contribute a party’s share of costs. FMEC will be the initial operator under the joint venture.

“We are delighted that Freeport-McMoRan Exploration Corporation will continue to explore for high-grade porphyry copper mineralization at Tintic,” says Thomas Patton, Quaterra President and CEO. “We have been advised that plans include a drilling program in 2010.”

Quaterra’s Southwest Tintic porphyry copper project which includes the Treasure Hill target, consists of approximately five square miles of mineral rights that were acquired by optioning and staking 85 unpatented U.S. lode claims and purchasing 1,511 acres of patented mining claims in July 2007. The acquisition includes the Southwest Tintic copper deposit discovered in the early 1970’s by Bear Creek Mining Company. The porphyry copper system is four miles south of the Tintic silver mines and at a depth of 1,100 feet.

FMEC’s parent company, Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX), is the world’s largest publicly traded copper company.

1 of 2

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton,
President and Chief Executive Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

2 of 2